Shareholders and Board of Directors of
The Nicholas Equity Income Fund, Inc.
700 North Water Street
Milwaukee, WI 53202

May 14, 2002


We have audited the financial statements, schedule of investments and financial highlights of Nicholas Equity Income Fund, Inc. (a Maryland corporation) as of March 31, 2002 and for the year then ended and have issued our report thereon dated April 19, 2002. We represent that this audit was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.






ARTHUR ANDERSEN LLP
Milwaukee, Wisconsin